[FRONT COVER]

                              [PHOTO OF BRIEFCASE]









                           LOGANSPORT FINANCIAL CORP.

                                      1997
                           SHAREHOLDER ANNUAL REPORT

                             SHAREHOLDER INFORMATION

Market Information

     The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System, Small Cap Market, under the symbol "LOGN." As of February 17, 1998, there were 848 shareholders of record of the Company's Common Stock.

                                 Stock Price                      Per Share
Quarter Ended               High            Low                  Dividends
March 31, 1996             13 1/4           12 3/8                  $0.10
June 30, 1996              13 3/4           12 3/8                  $0.10
September 30, 1996         14 3/4           12 1/2                  $0.10
December 31, 1996          14 3/4           11 1/4                  $3.10*
March 31, 1997             15               11 1/8                  $0.10
June 30, 1997              14               12 1/2                  $0.10
September 30, 1997         16               13 1/4                  $0.10
December 31, 1997          18               15                      $0.10

* This includes a $3.00 per share one-time special cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.

Transfer Agent and Registrar

     The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:
     Fifth Third Bank
     Corporate Trust Operations
     Mail Drop 1090D2
     38 Fountain Square
     Cincinnati, Ohio  45263
     (800) 837-2755

General Counsel                            Independent Auditor

     Barnes & Thornburg                        Grant Thornton LLP
     11 South Meridian Street                  625 Eden Park Drive, Suite 900
     Indianapolis, Indiana  46204              Cincinnati, Ohio 45202

Shareholder & General Inquiries

     The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 1997 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Dottye Robeson
     Logansport Financial Corp.
     723 East Broadway, Box 569
     Logansport, Indiana  46947
     (219) 722-3855

Office Location
     723 East Broadway
     Logansport, Indiana  46947
     (219) 722-3855

                                TABLE OF CONTENTS

                                                                      Page
President's Message to Shareholders..............................       2
Selected Consolidated Financial Data.............................       4
Management's Discussion and Analysis.............................       5
Change in Accountants............................................      15
Independent Auditor's Report.....................................      16
Consolidated Statements of Financial Condition...................      17
Consolidated Statements of Earnings..............................      18
Consolidated Statements of Changes in Shareholders' Equity.......      19
Consolidated Statements of Cash Flows............................      20
Notes to Consolidated Financial Statements.......................      22



                             DESCRIPTION OF BUSINESS



     Logansport Financial Corp. (the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June, 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no other business activity than being the holding company for the Bank. The Company is the sole shareholder of the Bank.

Dear Shareholder:

We are pleased to report that Logansport Financial Corp. and its subsidiary, Logansport Savings Bank, had another excellent year.

Among our accomplishments this year is a 1.50% return on average assets, well above the industry average. Another important ratio of significance to shareholders is return on average equity which increased substantially to 7.69% in 1997 from 4.76% in 1996. This is a result of our excellent earning performance and our $3.00 return of capital distribution to shareholders in December 1996. In addition, the performance of the Company has resulted in substantial increases in the market value of the stock during the year. The Board of Directors has paid a $.10 per share quarterly dividend since our conversion to a stock institution and remains committed to regular, quarterly dividends for our shareholders. We are pleased with these improvements but continue to explore additional ways to increase shareholder value.

Another indicator of our financial soundness is reflected in our growth. Total assets for the year ended December 31, 1997 were $86.1 million compared to $77.7 million at December 31, 1996. Total loans increased by $6.8 million during the year. The loan department is headed by Charles Evans, Vice President, who has been with the Bank for 25 years. He is an important part of our management team and instrumental in the excellent performance of the loan portfolio. In addition to serving on the Board of Directors of Logansport Financial Corp., he was added to the Bank's Board of Directors in 1997. The increase in the loan portfolio is a significant contributing factor to our strong earnings. We continue to be a community leader in providing both excellent loan service and products. Net earnings for the year ended December 31, 1997 totaled $1.2 million compared to $913,000 for the year ended December 31, 1996. Earnings per share increased to $.98 in 1997 compared to $.69 in 1996. The benefit of lower FDIC insurance premiums is reflected in the increased earnings for 1997.

In looking ahead to 1998, the current interest rate environment could offer many challenges for financial institutions. Earnings have been very strong in the last two years but declining rates could impact earnings in the coming year. However, we remain optimistic regarding our prospects for additional growth and consistent profitability in 1998. Logansport Financial Corp. has grown substantially in the last few years and for this reason the Directors are currently planning for a facilities expansion to better meet the needs of our customers. Tentative plans have been approved with the hope of proceeding in the early spring.

I would like to thank our Directors, officers, employees, customers and shareholders for their part in making 1997 an excellent year. We are proud of the performance of Logansport Financial Corp. and we are grateful for your support. We look forward to a long and mutually beneficial relationship.

                                                         Sincerely,


                                                         /s/ Thomas G. Williams
                                                         Thomas G. Williams
                                                         President

                     Officers of Logansport Financial Corp.
                                    [PHOTO]

(left  to  right)   Charles  J.   Evans,   Vice   President;   Dottye   Robeson,
Secretary/Treasurer; Thomas G. Williams, President



                Board of Directors of Logansport Financial Corp.
                                    [PHOTO]

Front (left to right) Thomas G. Williams, Susanne S. Ridlen, Charles J. Evans Back (left to right) Norbert E. Adrian, William Tincher, Jr., Donald G. Pollitt, David G. Wihebrink

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  OF LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY


                                                                            AT  DECEMBER 31,
                                               1997             1996              1995             1994              1993
                                               --------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Statement of Financial Condition Data:
Total assets ...........................    $86,115           $77,668          $74,647           $59,351           $56,229
Loans receivable, net ..................     63,635            56,802           49,707            44,020            37,851
Mortgage-backed securities - at market..      9,932             6,674            7,468             1,229             2,784
Cash and cash equivalents...............      2,269             3,759            3,243             1,645             2,700
Investment securities - at market.......      5,750             7,629           11,285            10,009            10,718
Certificates of deposit in other
   financial institutions...............        100               100              100               ---               ---
Deposits................................     60,595            57,396           52,461            51,202            49,558
Borrowings..............................      8,025             3,400            1,000             1,000               ---
Shareholders' equity, net...............     16,542            15,427           20,454             6,833             6,397


                                                                   YEAR ENDED DECEMBER 31,
                                               1997           1996          1995          1994          1993
                                               -----------------------------------------------------------------
                                                                         (Dollars in thousands)
Summary of Operating Results:
Interest income ...........................    $ 6,101      $ 5,653        $ 4,775       $ 4,031       $ 4,033
Interest expense ..........................      3,115        2,719          2,468         2,043         1,984
                                               -------      -------        -------       -------       -------
   Net interest income ....................      2,986        2,934          2,307         1,988         2,049
Provision for loan losses .................         26           12             20             6           161
                                               -------      -------        -------       -------       -------
   Net interest income after provision for
      loan losses .........................      2,960        2,922          2,287         1,982         1,888
Other income:
   Service charges on deposit accounts ....         88           67             47            35            26
   Investment securities gains (losses)  ..        (50)         (47)             3            --            22
   Other ..................................        132           62            129            44            37
                                               -------      -------        -------       -------       -------
      Total other income ..................        170           82            179            79            85
Other expense:
   Employee compensation and benefits .....        649          661            531           493           440
   Occupancy and equipment ................         78           81             81            84            69
   Deposit insurance premiums .............         37          449            116           114            83
   Other ..................................        406          393            304           266           226
                                               -------      -------        -------       -------       -------
        Total other expense ...............      1,170        1,584          1,032           957           818
                                               -------      -------        -------       -------       -------
Earnings before income taxes and cumulative
   effect of change in accounting principle      1,960        1,420          1,434         1,104         1,155
Income taxes ..............................        728          507            526           370           422
Cumulative effect of change
   in accounting principle ................        ---          ---            ---           ---            44
                                               -------      -------        -------       -------       -------
   Net earnings ...........................    $ 1,232      $   913        $   908       $   734       $   777
                                               =======      =======        =======       =======       =======
Basic earnings per share ..................    $   .98      $   .69        $   ---       $   ---       $   ---
                                               =======      =======        =======       =======       =======
Cash dividends per share
   Regular ................................        .40          .40            .20           ---           ---
   Special (2) ............................        ---         3.00            ---           ---           ---
Supplemental Data:
Return on assets (3) ......................       1.50%        1.18%          1.34%         1.27%         1.45%
Return on equity (4) ......................       7.69         4.76           6.33         10.78         12.92
Interest rate spread (5) ..................       2.94         2.80           2.77          3.32          3.75
Net yield on interest-earning assets (6) ..                    3.86           3.99          3.64          3.67
                                                                                                          4.07


General, administrative and other expense
   to average assets ......................       1.42         2.04           1.53          1.65          1.52
Net interest income to general,
   administrative and
   other expense ..........................      2.55x        1.85x          2.24x         2.08x          2.50x
Equity-to-assets (7) ......................      19.21        19.86          27.40         11.51         11.38
Average interest-earning assets to average
   interest-bearing liabilities ...........     123.36       132.80         122.90        109.64        108.48
Non-performing assets to total assets .....        .62          .52            .42           .82          1.38
Non-performing loans to total loans .......        .67          .71            .63           .76          1.57
Loan loss allowance to total loans, net ...        .38          .41            .45           .47           .53
Loan loss allowance to
    non-performing loans ..................      56.84        58.12          71.61         61.13         33.67
Dividend payout ratio .....................      40.82        57.97(8)         ---           ---(1)        ---(1)
Net charge-offs to average loans ..........        .03          (*)            (*)           (*)           .13

(1)      Information prior to 1996 is not meaningful.
(2) Special one-time cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.
(3)      Net earnings divided by average total assets.
(4)      Net earnings divided by average total equity.
(5) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(6)      Net interest income divided by average interest-earning assets.
(7)      Total equity divided by assets.
(8)      Excludes special one-time $3.00 per share cash distribution.
(*)      Less than .01%

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General

         The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank which was completed June 13, 1995. Since the Company only recently began operations, certain of the financial information presented herein prior to June 13, 1995 relates primarily to the Bank, a wholly owned subsidiary of the Company. All references to the Company at or before June 13, 1995 refer to the Bank only. The Company has no activity other than being the holding company for the Bank.

         The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, payments on loans, borrowings and income provided from operations. The Bank's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense.

         Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for loan losses, service charges, operating expenses and income taxes.

Forward-Looking Statements

         In the following pages, management presents an analysis of the Company's financial condition as of December 31, 1997, and the results of operations for the year ended December 31, 1997 as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

         Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

         Management's opinions as to the financial statement effect of recent accounting pronouncements.

Asset/Liability Management

         The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 1997, (the latest available date), is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities declines due to the rate increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

      Change                          Net Portfolio Value                                NPV as % of PV of Assets
     In Rates     $ Amount          $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------
                               (Dollars in thousands)
   + 400 bp *     $12,081           $(5,855)                    (33%)                15.05%                 (549  bp)
   + 300 bp       $13,854           $(4,082)                    (23%)                16.83%                 (371  bp)
   + 200 bp       $15,525           $(2,410)                    (13%)                18.42%                 (212  bp)
   + 100 bp       $16,923           $(1,013)                     (6%)                19.68%                  (86  bp)
       0 bp       $17,936         $      ---                     ---%                20.54%                  ---  bp
   - 100 bp       $18,579           $    644                       4%                21.04%                   50  bp
   - 200 bp       $19,130           $  1,195                       7%                21.44%                   89  bp
   - 300 bp       $19,907           $  1,971                      11%                22.02%                  147  bp
   - 400 bp       $20,963           $  3,027                      17%                22.82%                  227  bp

          Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Pre-Shock NPV Ratio: NPV as % of PV of Assets.............       20.54%
Exposure Measure: Post-Shock NPV Ratio....................       18.42%
Sensitivity Measure: Change in NPV Ratio..................     (212 bp)

*  Basis points

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Average Balances and Interest Rates and Yields

         The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                           Year Ended December 31,
                                           --------------------------------------------------------------------------------------
                                                       1997                         1996                            1995
                                           Average             Yield/     Average           Yield/        Average          Yield/
                                           Balance   Interest   Cost      Balance Interest   Cost         Balance Interest  Cost
                                           -------   --------   ----      ------- --------   ----         ------- --------  ----
                                                                      (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits..............$  3,398   $   179    5.27%   $  3,192  $   160    5.01%     $  2,542  $   146     5.74%
   Mortgage- and other asset-backed
     securities(1)........................   8,380       559    6.67       7,916      510    6.44         3,566      227     6.37
   Other investment securities (1)........   6,715       444    6.61       9,965      587    5.89        11,490      701     6.10
   Loans receivable (2)...................  59,606     4,932    8.27      53,409    4,421    8.28        46,746    3,724     7.97
   Stock in FHLB of Indianapolis..........     466        37    7.94         376       29    7.71           338       27     7.99
                                            ------     -----              ------    -----                ------    -----
     Total interest-earning assets........  78,565     6,151    7.83      74,858    5,707    7.62        64,682    4,825     7.46
Non-interest earning assets, net of
   allowance for loan losses and
   unrealized gain (loss) on securities
   available for sale.....................   3,650                         2,709                          2,822
                                           -------                       -------                        -------
     Total assets......................... $82,215                       $77,567                        $67,504
                                           =======                       =======                        =======
Liabilities and stockholders' equity:
Interest-bearing liabilities:
   Savings accounts.......................  $3,347       101    3.02    $  3,298      100    3.03      $  3,986      121     3.04
   NOW and money
     market accounts......................  20,169       823    4.08      18,751      769    4.10        16,791      698     4.16
   Certificates of deposit................  35,636     1,940    5.44      32,432    1,744    5.38        31,352    1,617     5.16
   Borrowings  ...........................   4,535       251    5.53       1,889      106    5.61           501       32     6.39
                                            ------     -----              ------    -----                ------    -----
     Total interest-bearing liabilities...  63,687     3,115    4.89      56,370    2,719    4.82        52,630    2,468     4.69
Other liabilities.........................   2,506                         2,016                            529
                                           -------                       -------                        -------
     Total liabilities....................  66,193                        58,386                         53,159
Shareholders' equity
     Total shareholders' equity...........  16,022                        19,181                         14,345
                                           -------                       -------                        -------
     Total liabilities and shareholders'
       equity ............................ $82,215                       $77,567                        $67,504
                                           =======    ------             =======   ------               =======   ------
Net interest-earning assets............... $14,878                       $18,488                        $12,052
Net interest income.......................            $3,036                       $2,988                         $2,357
                                                      ======                       ======                         ======
Interest rate spread (3) .................                      2.94%                        2.80%                           2.77%
                                                                ====                         ====                            ====
Net yield on weighted average
   interest-earning assets (4)............                      3.86%                        3.99%                           3.64%
                                                                ====                         ====                            ====
Average interest-earning assets to
   average interest-bearing liabilities...  123.36%                       132.80%                        122.90%
Adjustment of interest on tax-exempt
   securities to a tax-equivalent basis...          $     50                     $     54                       $     50


(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)      Total loans less loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

         The following table sets forth the weighted average effective interest rate earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                       At December 31,                    Year Ended December 31,
                                                            1997                  1997             1996              1995
                                                       --------------------------------------------------------------------

Weighted average interest rate earned on:
   Interest-earning deposits...................             5.32%                  5.27%            5.01%            5.74%
   Mortgage-backed securities..................             6.71                   6.67             6.44             6.37
   Investment securities.......................             6.53                   6.61             5.89             6.10
   Loans receivable............................             8.33                   8.27             8.28             7.97
   Stock in FHLB of Indianapolis...............             8.01                   7.94             7.71             7.99
     Total interest-earning assets.............             7.95                   7.83             7.62             7.46

Weighted average interest rate cost of:
   Savings accounts............................             3.00                   3.02             3.03             3.04
   NOW and money market accounts...............             4.08                   4.08             4.10             4.16
   Certificates of deposit.....................             5.52                   5.44             5.38             5.16
   Borrowings..................................             5.82                   5.53             5.61             6.39
     Total interest-bearing liabilities........             4.98                   4.89             4.82             4.69

Interest rate spread (1).......................             2.97                   2.94             2.80             2.77
Net yield on weighted average
   interest-earning assets (2).................              N/A                   3.86             3.99             3.64

(1) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 1997, because the computation of net yield is applicable only over a period rather than at a specific date.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes attributable to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

                                                                   Increase (Decrease) in Net Interest Income
                                                                 Total Net           Due to              Due to
                                                                  Change              Rate               Volume
                                                                  ------              ----               ------
                                                                                 (In thousands)
Year  ended  December  31,  1997
compared  to  Year  ended  December  31,  1996
Interest-earning assets:
   Interest-earning deposits..............................      $   19          $      11             $      8
   Mortgage-backed securities.............................          49                 22                   27
   Investment securities..................................        (143)                81                 (224)
   Loans receivable.......................................         511                  8                  503
   Stock in FHLB of Indianapolis..........................           8                  1                    7
                                                               -------            -------              -------
     Total................................................         444                123                  321
                                                               -------            -------              -------
Interest-bearing liabilities:
   Savings accounts.......................................           1                ---                    1
   NOW and money market accounts..........................          54                 (4)                  58
Certificates of deposit...................................         196                 24                  172
   Borrowings.............................................         145                  1                  144
                                                               -------            -------              -------
     Total................................................         396                 21                  375
                                                               -------            -------              -------
Change in net interest income
   (fully taxable equivalent basis).......................          48                102                  (54)
Tax equivalent adjustment.................................           4                  1                    3
                                                               -------            -------              -------
Change in net interest income.............................     $    52            $   103              $   (51)
                                                               =======            =======              =======


Year  ended  December  31,  1996
compared  to  Year  ended  December  31,  1995
Interest-earning assets:
   Interest-earning deposits..............................      $   14           $    (20)              $   34
   Mortgage-backed securities.............................         283                  3                  280
   Investment securities..................................        (114)               (24)                 (90)
   Loans receivable.......................................         697                150                  547
   Stock in FHLB of Indianapolis..........................           2                 (1)                   3
                                                               -------            -------              -------
     Total................................................         882                108                  774
                                                               -------            -------              -------
Interest-bearing liabilities:
   Savings accounts.......................................         (21)               ---                  (21)
   NOW and money market accounts..........................          71                 (9)                  80
Certificates of deposit...................................         127                 70                   57
   Borrowings.............................................          74                 (4)                  78
                                                               -------            -------              -------
     Total................................................         251                 57                  194
                                                               -------            -------              -------
Change in net interest income
   (fully taxable equivalent basis).......................         631                 51                  580
Tax equivalent adjustment.................................          (4)                 1                   (5)
                                                               -------            -------              -------
Change in net interest income.............................       $ 627            $    52                $ 575
                                                               =======            =======              =======

Comparison of Years Ended December 31, 1997 and 1996

         General. The Company's total assets were $86.1 million at December 31, 1997, an increase of $8.4 million or 10.9% over the $77.7 million total at December 31, 1996. The increase in assets was funded primarily through growth in deposits of $3.2 million, increases in borrowings of $4.6 million and an increase in shareholders' equity of $1.1 million. The percentage of interest-earning assets to total assets was 96.0% at December 31, 1997 and 96.0% at December 31, 1996.

         At December 31, 1997, the total of securities was $15.7 million compared to $14.3 million at December 31, 1996, an increase of $1.4 million, or 9.6%. The primary investments added to the portfolio were asset-backed securities, with the exception of a $1.0 million FHLB callable fixed rate note which was funded with a matching advance from the Federal Home Loan Bank. At December 31, 1997 the Company held $200,000 of corporate obligations all of which was debt of domestic corporations rated AA or better by Moody's Investors Service, Inc. The Company had $1.1 million of structured FHLB notes in its investment portfolio at December 31, 1997.

         Total loans increased by $6.8 million from December 31, 1996 to December 31, 1997, an increase of 12.0%. Most of the increase occurred in the one-to-four family mortgages and consumer loans. One-to-four family mortgage loans increased by $5.3 million, and consumer loans, by $1.5 million. The increase was funded primarily by the increase in deposits and advances.

         During the 1997 year the Company invested $1.5 million in a limited partnership which will construct and manage residential real estate apartments for low and moderate income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project is expected to generate significant tax credits for the Bank in future years, beginning in 1999. This investment resulted in an increase to total assets of $1.5 million with a corresponding increase in other liabilities. At December 31, 1997, the project was still in construction; therefore, there was no income or loss to allocate to the Company.

          Deposits increased by $3.2 million to $60.6 million at December 31, 1997 from $57.4 million at December 31, 1996. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $1.5 million while certificates of deposits increased by $1.7 million. Borrowings also increased by $4.6 million during the year. At December 31,1996, borrowings consisted of $2.0 million in FHLB advances and $1.4 million borrowed from another bank. The $1.4 million borrowed from another bank was repaid in early 1997 and at December 31, 1997 all borrowings were FHLB advances.

         Shareholders' equity increased by $1.1 million during 1997. Equity was used to fund regular quarterly dividends and was increased by the amortization of the Company's RRP, and a recovery of unrealized losses on available for sale securities. Net earnings for the year ended December 31, 1997 was $1.2 million. This compares to net earnings of $913,000 for the year ended December 31, 1996.

         Net earnings for the fiscal year ended December 31, 1997, totaled $1.2 million, an increase of $319,000, or 34.9%, from the $913,000 in net earnings recorded in 1996. The increase was primarily attributable to an increase in net interest income of $52,000 and a decrease in general, administrative, and other expense of $414,000, including the effects of the $335,000 charge in fiscal 1996 related to the Savings Association Insurance Fund ("SAIF") recapitalization assessment, which was partially offset by an increase of $221,000 in the provision for income taxes.

         Interest Income (fully taxable equivalent basis). The Company's total interest income was $6.1 million for the year ended December 31, 1997 compared to $5.7 million during 1996, an increase of $448,000. The increase in average interest earning assets from $74.9 million in 1996 to $78.6 million in 1997, combined with stable loan rates, contributed to 21 basis points increase in the average yield on interest earning assets to 7.83% in 1997 compared to 7.62% in 1996. While average loan yield remained constant, yield on mortgage-backed securities, investment securities and interest-earning deposits all improved during the year.

         Interest Expense. Interest expense increased by $396,000 for the year ended December 31, 1997 compared to 1996. This increase was the result of an increase in the average balance of interest-bearing liabilities by $7.3 million and the increase in the average cost of these liabilities by 7 basis points, from 4.82% during 1996 to 4.89% in 1997. Local competition resulted in pressure to maintain competitive rates; however, the interest rate spread improved in 1997.

         Net Interest Income (fully taxable equivalent basis). Net interest income increased by $52,000 for 1997 to approximately $3.0 million as compared with $2.9 million in 1996. Net yield on weighted average interest-earning assets declined in 1997 to 3.86% from 3.99% in 1996.

         Provision for losses on loans. The Company's provision for losses on loans for the year ended December 31, 1997 and 1996 was $26,000 and $12,000 respectively. This provision and the related increase in the allowance for loan losses were considered adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were recoveries of $1,100 in 1997 and $1,270 in 1996, and chargeoffs of $18,256 in 1997; there were no chargeoffs in 1996. The Bank also recorded as a charitable donation an $8,000 property held in real estate acquired through foreclosure during 1997 which it donated to Habitat for Humanity of Cass County, Indiana, Inc. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1997 and 1996 the allowance was $245,000 and $236,000, respectively, a ratio of 0.38% and 0.41% of total loans at each date. Non-performing loans at these dates were $431,000 and $406,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 58.1% at December 31, 1996 to 56.8% at December 31, 1997. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1997 and 1996 is considered to be adequate to cover potential losses inherent in the loan portfolio.

         Other Income. The Company's other income for the years ended December 31, 1997 and 1996 was $170,000 and $82,000, respectively. The year ended December 31, 1996 included a $17,000 recovery on investments previously written off while 1997 included $24,000 of additional recovery. During 1997, the Company recorded $50,000 of net losses on sales of securities. Structured notes of $2.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. This strategy resulted in a higher yield in mortgage and other asset-backed securities for the year and a corresponding increase in interest income. Service charges on deposit accounts increased by $21,000 in 1997 compared to 1996.

         General, Administrative and Other Expense. General, administrative and other expense totaled $1.2 million in 1997 compared to $1.6 million in 1996, a decrease of $414,000 or 26.1%. Employee compensation and benefits decreased by $12,000 due primarily to a general increase in deferred loan origination costs year-to-year. Deposit insurance costs decreased by $412,000 due to the absence of the one-time SAIF recapitalization assessment in 1997 and the new FDIC premium rates. Data processing fees increased $5,000 for the year. Various other operating expenses increased by $8,000. The majority of the increase was related to additional operating costs associated with increased account volume, new services, and advertising.

         Income Tax Expense. Income tax expense for the years ended December 31, 1997 and 1996 was $728,000 and $507,000. Pretax income increased significantly in 1997 over 1996, mainly due to the SAIF assessment in 1996. This resulted in a corresponding increase in income tax expense.

Comparison of Years Ended December 31, 1996 and 1995

         General. Net earnings for the year ended December 31, 1996 was $913,000. This compares to net earnings of $908,000 for the year ended December 31, 1995. An increase in net interest income was offset primarily by an increase in other expenses, including the one-time special SAIF Assessment.

         Interest Income (fully taxable equivalent basis). The Company's total interest income was $5.7 million for the year ended December 31, 1996 compared to $4.8 million during 1995, an increase of $882,000. Interest income for 1996 compared to 1995 increased $108,000 due to higher rates earned on assets, primarily loans. However, the largest percentage of the increase, or $774,000, was due to an increase in the volume of average interest earnings assets, which grew by $10.2 million. The increase in average interest earnings assets from $64.7 million in 1995 to $74.9 million in 1996, combined with improved loan rates, contributed to an increase in the average yield on interest earning assets of 7.62% in 1996 compared to 7.46% in 1995. Average loan yield and yield on asset-backed securities improved while yield on other investment securities and interest-earning deposits declined.

         Interest Expense. Interest expense increased by $251,000 for the year ended December 31, 1996 compared to 1995. This increase was the result of an increase in the average balance of the interest-bearing liabilities by $3.7 million and the increase in the average cost of these liabilities by 13 basis points, from 4.69% during 1995 to 4.82% in 1996. Local competition resulted in pressure to maintain competitive rates; however, the interest rate spread improved slightly in 1996.

          Net Interest Income (fully taxable equivalent basis). Net interest income increased by $631,000 for 1996 to approximately $3.0 million as compared with $2.4 million in 1995. Net yield on weighted average interest-earning assets increased to 3.99% in 1996 from 3.64% in 1995.The Company increased its yield on earning assets more than its cost of funds in 1996 and this coupled with the increase in total average earning assets caused the significant improvement.

         Provision for losses on loans. The Company's provision for losses on loans for the year ended December 31, 1996 and 1995 was $12,000 and $20,000 respectively. This provision and the related increase in the allowance for loan losses were considered adequate based on the condition of the loan portfolio and the Company's loan loss history. There were recoveries of $1,270 in 1996, no chargeoffs in 1996 and chargeoffs of $3,622 in 1995. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1996 and 1995, the allowance was $236,000 and $223,000, respectively, a ratio of 0.41% and 0.45% of total loans at each date. Non-performing loans at these dates were $406,000 and $311,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 71.7% at December 31, 1995 to 58.1% at December 31, 1996. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1996 and 1995 was considered to be adequate to cover losses inherent in the loan portfolio.

         Other Income. The Company's other income for the year ended December 31, 1996 and 1995 was $82,000 and $179,000, respectively. The year ended December 31, 1995 included a $90,000 recovery on investments previously written off while 1996 included only $17,000 of additional recovery. During 1996, the Company recorded $47,000 of net losses on sales of securities. Structured notes of $3.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. This strategy resulted in a higher yield in mortgage and other asset-backed securities for the year and a corresponding increase in interest income. Service charges on deposit accounts increased by $20,000 in 1996 compared to 1995. Income on the cash surrender value of life insurance was $34,000 in 1996 and $25,000 in 1995.

         General, Administraive and Other Expense. General, administrative and other expense totaled $1.6 million in 1996 compared to $1.0 million in 1995, an increase of $552,000 or 53.5%. Salaries and payroll taxes increased by $162,000 as a result of additional personnel, merit pay increases, implementation of the RRP, and higher costs of other fringe benefits. Pension plan expense decreased by $36,000 resulting in a net increase in employee compensation and benefits of $130,000. Deposit insurance costs increased $333,000 due to the one-time SAIF recapitalization assessment. Data processing fees decreased $2,000 for the year. Various other operating expenses increased by $93,000. Expenses related to being a public company such as accounting fees, legal fees, filing fees, annual report and meeting costs and transfer agent costs accounted for $57,000 of the increase. The balance of the increase was related to additional operating costs associated with increased account volume, new services, and advertising.

         Income Tax Expense. Income tax expense for the years ended December 31, 1996 and 1995 was $507,000 and $526,000. Pretax income declined slightly in 1996 over 1995 and this resulted in a corresponding decrease in income tax expense.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, proceeds from principal and interest payments of loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions, and competition.

         The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 1997, 1996, and 1995, the Company originated mortgage loans in the amounts of $13.5 million, $13.2 million and $8.6 million, respectively. The Company originated consumer loans of $6.2 million, $6.1 million and $4.8 million, respectively. The Company purchased no loans, excluding commercial paper, in 1997, and purchased loans, excluding commercial paper, of $1.0 million in 1996 and 1995. Loan repayments, excluding commercial paper, totaled $12.9 million, $12.4 million, and $9.3 million for 1997, 1996, and 1995, respectively.

         During the years ended December 31, 1997, 1996, and 1995, the Company purchased investment securities in the amounts of $7.5 million, $8.7 million, and $13.6 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities were $5.7 million, $12.8 million, and $6.6 million for 1997, 1996, and 1995, respectively.

         Deposits grew by $4.9 million from December 31, 1995 to December 31, 1996, and by $3.2 million from December 31, 1996 to December 31, 1997.

         The Company experienced an increase in cash and cash equivalents to $3.8 million at December 31, 1996 from $3.2 million at December 31, 1995. From December 31, 1996 to December 31, 1997, cash and cash equivalents decreased by $1.5 million.

         At  December  31,  1997 and 1996,  the  Company  had  outstanding  loan commitments and standby letters of credit totaling $3.1 million and $2.3 million, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1997 and 1996 totaled $22.5 million and $19.9 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

         Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 1997 and 1996, the Company had outstanding FHLB advances of $6.5 million and $2.0 million, respectively.

         For each calendar month, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. The OTS recently reduced the level of liquid assets that must be held by a savings association from 5% to 4% of the association's net withdrawable accounts plus short-term borrowings based upon the average daily balance of such liquid assets for each quarter of the associations's fiscal year. The OTS may impose monetary penalties upon savings associations that fail to comply with those liquidity requirements. As of December 31, 1997, the Bank had liquid assets of $16.0 million, and a regulatory liquidity ratio of 37.4%.

         Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1997, the Bank's tangible capital ratio was 19.1%, its leverage ratio was 19.1%, and its risk-based capital to risk-weighted assets ratio was 35.2%. Therefore, at December 31, 1997, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 1997:

                                                                     At December 31, 1997
                                                       OTS Requirement                        The Bank's Capital Level
                                                   % of                               % of                              Amount
Capital Standard                                  Assets            Amount          Assets(1)          Amount          of Excess
                                                                             (Dollars in thousands)
Tangible capital............................        1.5%             $1,289          19.1%             $16,412           $15,123
Core capital (2)............................        3.0               2,578          19.1               16,412            13,834
Risk-based capital..........................        8.0               3,781          35.2               16,657 (3)        12,876

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. The Bank expects to be in compliance with such new requirements.

(3) The Bank's risk-based capital includes $245,000 of general valuation allowances.

         As of December 31, 1997, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

Impact of Inflation

         The audited consolidated financial statements presented elsewhere herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Year 2000 Compliance

         Because computer memory was so expensive on early mainframe computers, some computer programs used only the final two digits for the year in the date field while maintaining the first two digits of each year constant. As a result, some computer applications may be unable to interpret the change from year 1999 to the year 2000. The Company is actively monitoring its year 2000 computer compliance issues. The bulk of the Company's computer processing is provided under contract by Intrieve Corporation in Cincinnati, Ohio ("Intrieve"). Intrieve expects to be year 2000 compliant by December, 1998. Intrieve will assist the Company with other phases of year 2000 compliance throughout the remainder of 1998 and 1999. The Bank's loan documentation system is provided by Banker's Systems and is also expected to be year 2000 compliant within the next year. The Company has also appointed one of its executive officers to address all aspects of year 2000 compliance.

Effects of Recent Accounting Pronouncements

         In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets, and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

         An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

         SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

         SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 effective January 1, 1998, as required, without material effect on the Company's consolidated financial position or results of operations.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

         SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

                              CHANGE IN ACCOUNTANTS

         On August 12, 1997, the Board of Directors of the Holding Company selected the accounting firm of Grant Thornton LLP to examine the consolidated financial statements of the Company for the fiscal year ending December 31, 1997.

         The audit reports issued by Geo. S. Olive & Co. LLC with respect to the Company's consolidated financial statements for 1995 and 1996 did not contain an adverse opinion or disclaimer of opinion, and were not qualified as to uncertainty, audit scope or accounting principles. During 1995 and 1996 (and any subsequent interim period), there have been no disagreements between the Company and Geo. S. Olive & Co. LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Geo. S. Olive & Co. LLC, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit report. Moreover, none of the events listed in Item 304(a)(1)(v) of Regulation S-K occurred during 1995 or 1996 or any subsequent interim period.

         In 1996, the Company consulted Grant Thornton LLP for financial accounting and tax advice regarding a tax-free return of capital which was paid in 1996. Grant Thornton LLP provided a letter to the Company stating its views with respect to accounting for the exercise price of stock options following such return of capital distribution. Their written views are incorporated by reference to Exhibit A to the Company's Current Report on Form 8-K, filed with the Commission on August 19, 1997. Geo. S. Olive & Co. LLC was consulted during its completion of the 1996 audit of the consolidated financial statements in 1997 for concurrence with Grant Thornton LLP on their written views, and Geo. S. Olive & Co. LLC concurred.

                                                                       Suite 900
                                                             625 Eden Park Drive
                                                      Cincinnati, OH  45202-4181
                                                                    513 762-5000

                                                                FAX 513 241-6125



                                                                  GRANT THORNTON
                                                              Grant Thornton LLP
                                                                 Accountants and
                                                          Management Consultants

                                                         The U.S. Member Firm of
                                                    Grant Thornton International


               Report of Independent Certified Public Accountants

Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statement of financial condition of Logansport Financial Corp. as of December 31, 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of December 31, 1996, and for the years ended December 31, 1996 and 1995 were audited by other auditors, whose report thereon dated January 23, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 1997, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP

Cincinnati, Ohio
February 24, 1998

                           LOGANSPORT FINANCIAL CORP.
                 Consolidated Statements of Financial Condition

                                  December 31,
                        (In thousands, except share data)

   ASSETS                                                                             1997            1996

Cash and due from banks                                                            $      589      $       998
Interest-bearing deposits in other financial institutions                               1,680            2,761
                                                                                      -------          -------
   Cash and cash equivalents                                                            2,269            3,759
Certificates of deposit in other financial institutions                                   100              100
Investment securities available for sale - at market                                    5,750            7,629
Mortgage-backed securities available for sale - at market                               9,932            6,674
Loans receivable - net                                                                 63,635           56,802
Real estate acquired through foreclosure - net                                            106               -
Office premises and equipment - at depreciated cost                                       465              476
Federal Home Loan Bank stock - at cost                                                    494              387
Investment in real estate partnership                                                   1,540               -
Accrued interest receivable on loans                                                      299              266
Accrued interest receivable on mortgage-backed securities                                  83               54
Accrued interest receivable on investments and interest-bearing deposits                  121              127
Prepaid expenses and other assets                                                          33               42
Cash surrender value of life insurance                                                  1,085            1,040
Deferred income tax asset                                                                 203              312
                                                                                      -------          -------
   Total assets                                                                       $86,115          $77,668
                                                                                      =======          =======

   LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                              $60,595          $57,396
Advances from the Federal Home Loan Bank                                                6,500            2,000
Notes payable                                                                           1,525            1,400
Accrued interest and other liabilities                                                    861            1,391
Accrued income taxes                                                                       92               54
                                                                                      -------          -------
   Total liabilities                                                                   69,573           62,241

Commitments                                                                                -                -

Shareholders' equity
  Preferred stock - no par value, 2,000,000 shares authorized; none issued                 -                -
  Common stock - no par value, 5,000,000 shares authorized; 1,260,920 and 1,256,375 shares at aggregate value issued and outstanding at
    December 31, 1997 and 1996                                                          7,566            7,518
  Retained earnings - restricted                                                        9,316            8,588
  Less shares acquired by stock benefit plan                                             (400)            (522)
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects                                                             60             (157)
                                                                                      -------          -------
     Total shareholders' equity                                                        16,542           15,427
                                                                                      -------          -------
     Total liabilities and shareholders' equity                                       $86,115          $77,668
                                                                                      =======          =======

The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.
                       Consolidated Statements of Earnings

                         For the Year Ended December 31,
                        (In thousands, except share data)

                                                                      1997             1996              1995
Interest income
   Loans                                                             $4,932            $4,421           $3,724
   Mortgage-backed securities                                           559               510              227
   Investment securities                                                394               533              651
   Interest-bearing deposits and other                                  216               189              173
                                                                   --------          --------          -------
     Total interest income                                            6,101             5,653            4,775

Interest expense
   Deposits                                                           2,864             2,613            2,436
   Borrowings                                                           251               106               32
                                                                   --------          --------          -------
     Total interest expense                                           3,115             2,719            2,468
                                                                   --------          --------          -------
   Net interest income                                                2,986             2,934            2,307

Provision for losses on loans                                            26                12               20
                                                                   --------          --------          -------
   Net interest income after provision for losses on loans            2,960             2,922            2,287

Other income
   Service charges on deposit accounts                                   88                67               47
   Gain (loss) on sale of investment and mortgage-backed securities     (50)              (47)               3
   Gain on sale of real estate acquired through foreclosure               1                 1               12
   Other operating                                                      131                61              117
                                                                   --------          --------          -------
     Total other income                                                 170                82              179

General, administrative and other expense
   Employee compensation and benefits                                   649               661              531
   Occupancy and equipment                                               78                81               81
   Federal deposit insurance premiums                                    37               449              116
   Data processing                                                       96                91               93
   Other operating                                                      310               302              211
                                                                   --------          --------          -------
     Total general, administrative and other expense                  1,170             1,584            1,032
                                                                   --------          --------          -------
   Earnings before income taxes                                       1,960             1,420            1,434

Income taxes
   Current                                                              761               593              519
   Deferred                                                             (33)              (86)               7
                                                                   --------          --------          -------
     Total income taxes                                                 728               507              526
                                                                   --------          --------          -------
   NET EARNINGS                                                      $1,232           $   913          $   908
                                                                   ========          ========          =======
   EARNINGS PER SHARE
   Basic                                                           $    .98          $    .69              N/A
                                                                   ========          ========          =======
   Diluted                                                         $    .95          $    .69              N/A
                                                                   ========          ========          =======

The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.
                 Consolidated Statements of Shareholders' Equity

              For the years ended December 31, 1997, 1996 and 1995

                        (In thousands, except share data)

                                                                             Shares       Unrealized
                                                                            acquired   gains (losses) on
                                                                            by stock      securities
                                                  Common      Retained       benefit       available
                                                   stock      earnings        plan         for sale       Total
                                                 ------------------------------------------------------------------
Balance at January 1, 1995                        $     -       $7,131          $ -          $(297)       $  6,834

Net earnings for the year ended
  December 31, 1995                                     -          908            -             -              908
Proceeds from issuance of common
  stock - net                                       12,670          -             -             -           12,670
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects                                           -           -             -            307             307
Cash dividends of $.20 per share                        -         (265)           -             -             (265)
                                                  --------      ------         -----        ------         -------
Balance at December 31, 1995                        12,670       7,774            -             10          20,454

Net earnings for the year ended
  December 31, 1996                                     -          913            -             -              913
Return of capital distribution to
  shareholders                                      (3,930)         -             -             -           (3,930)
Purchase of shares for stock benefit plan               -           -           (615)           -             (615)
Purchase of shares                                    (799)         -             -             -             (799)
Unrealized losses on securities
  designated as available for sale, net of
  related tax effects                                   -           -             -           (167)           (167)
Amortization of stock benefit plan                      -           -             93            -               93
Cash dividends of $.40 per share                      (423)        (99)           -             -             (522)
                                                  --------      ------         -----        ------         -------
Balance at December 31, 1996                         7,518       8,588          (522)         (157)         15,427

Net earnings for the year ended
  December 31, 1997                                     -        1,232            -             -            1,232
Issuance of shares under stock option plan              48          -             -             -               48
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects                                           -           -             -            217             217
Amortization of stock benefit plan                      -           -            122            -              122
Cash dividends of $.40 per share                        -         (504)           -             -             (504)
                                                  --------      ------         -----        ------         -------
Balance at December 31, 1997                      $  7,566      $9,316         $(400)       $   60         $16,542
                                                  ========      ======         =====        ======         =======


The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.
                      Consolidated Statements of Cash Flows
                         For the year ended December 31,
                                 (In thousands)

                                                                1997              1996              1995

Cash flows from operating activities:
   Net earnings for the year                                   $  1,232        $     913         $     908
   Adjustments to reconcile net earnings
      to net cash provided by
      (used in) operating activities:
   Depreciation and amortization                                     37               38                46
   Amortization of premiums on investments and
      mortgage-backed securities                                    104               36               (21)
   Amortization expense of stock benefit plan                       122               93                -
   (Gain) loss on sale of investment and
      mortgage-backed securities                                     50               47                (3)
      Provision for losses on loans                                  26               12                20
      Gain on sale of real estate acquired through foreclosure       (1)              (1)              (12)
      Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                          (33)             (37)              (56)
      Accrued interest receivable on mortgage-backed securities     (29)              (2)              (48)
      Accrued interest receivable on investments                      6               58                (6)
      Prepaid expenses and other assets                               9               25               (95)
      Accrued interest and other liabilities                       (530)             (89)              302
      Federal income taxes
         Current                                                     38              (32)              149
         Deferred                                                   (33)             (86)                7
                                                               --------        ---------         ---------
   Net cash provided by operating activities                        998              975             1,191

Cash flows provided by (used in) investing activities:
   Increase in certificates of deposit in
      other financial institutions                                    -                -              (100)
   Proceeds from sale of investment securities
      designated as available for sale                            2,495            3,835               708
   Purchase of investment securities designated
      as available for sale                                      (2,100)          (2,834)           (8,057)
   Purchase of investment securities designated
      as held to maturity                                             -                -              (356)
   Maturities of investment securities designated
      as available for sale                                       1,471            2,877             3,939
   Maturities of investment securities designated
      as held to maturity                                             -                -               450
   Purchase of Federal Home Loan Bank stock                        (107)             (38)              (41)
   Proceeds from sale of mortgage-backed
      securities designated as
      available for sale                                            421            3,503                -
   Purchase of mortgage-backed securities designated
      as available for sale                                      (5,126)          (5,178)               -
   Purchase of mortgage-backed securities designated
      as held to maturity                                            -                -             (5,175)
   Principal repayments on mortgage-backed
      securities designated as
      available for sale                                          1,665            2,971             1,109
   Purchase of loans                                                 -            (1,046)           (4,852)
   Loan disbursements                                           (19,769)         (19,211)          (13,397)
   Investment in real estate partnership                            (15)              -                 -
   Principal repayments on loans                                 12,791           13,303            12,461
   Purchases and additions to office premises and equipment         (26)             (83)              (63)
   Proceeds from sale of real estate acquired through foreclosure    14               15                 9
   Increase in cash surrender value of life insurance policy        (45)             (35)              (25)
                                                               --------        ---------         ---------
   Net cash used in investing activities                         (8,331)          (1,921)          (13,390)
                                                               --------        ---------         ---------
   Net cash used in operating and investing activities
      (subtotal carried forward)                                 (7,333)            (946)          (12,199)
                                                               --------        ---------         ---------

                           LOGANSPORT FINANCIAL CORP.
                      Consolidated Statements of Cash Flows
                         For the year ended December 31,
                                 (In thousands)

                                                                1997              1996              1995
   Net cash used in operating and investing activities
      (subtotal brought forward)                               $ (7,333)         $  (946)         $(12,199)

Cash provided by (used in) financing activities:
   Net increase in deposit accounts                               3,199            4,935             1,259
   Proceeds from Federal Home Loan Bank advances                 10,500            6,000             1,000
   Proceeds from note payable                                       100            1,400                -
   Repayment of Federal Home Loan Bank advances                  (6,000)          (5,000)           (1,000)
   Repayment of note payable                                     (1,500)              -                 -
   Proceeds from the exercise of stock options                       48               -                 -
   Proceeds from issuance of common stock - net                      -                -             12,670
   Return of capital distribution                                    -            (3,930)               -
   Purchase of shares for stock benefit plan                         -              (615)               -
   Dividends on common stock                                       (504)            (529)             (132)
   Purchase of shares                                                -              (799)               -
                                                               --------        ---------         ---------
      Net cash provided by financing activities                   5,843            1,462            13,797
                                                               --------        ---------         ---------
Net increase (decrease) in cash and cash equivalents             (1,490)             516             1,598

Cash and cash equivalents at beginning of year                    3,759            3,243             1,645
                                                               --------        ---------         ---------
Cash and cash equivalents at end of year                       $  2,269           $3,759         $   3,243
                                                               ========           ======         =========

Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Income taxes                                                 $    680           $  629         $     412
                                                               ========           ======         =========
  Interest on deposits and borrowings                          $  3,129           $2,699         $   2,450
                                                               ========           ======         =========
Supplemental disclosure of noncash investing
  and financing activities:
  Foreclosed mortgage loans transferred to real
      estate acquired through foreclosure                      $    136           $   18         $      84
                                                               ========           ======         =========
  Transfer of investment and mortgage-backed securities
      to an available for sale classification                  $    ---           $  ---         $  10,016
                                                               ========           ======         =========
  Investment in real estate partnership via
      financing from notes payable                             $  1,525           $  ---         $     ---
                                                               ========           ======         =========
  Unrealized gains (losses) on securities
      designated as available
      for sale, net of related tax effects                     $    217           $ (167)       $      307
                                                               ========           ======         =========
  Due from broker for called securities                        $    ---           $  ---        $      400
                                                               ========           ======         =========
  Due to broker for purchased securities                       $    ---           $  706        $      ---
                                                               ========           ======         =========
  Dividends payable at end of year                             $    126           $  126        $      132
                                                               ========           ======         =========


The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During 1995, the Board of Directors of Logansport Savings Bank, FSB (the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership (the "Conversion"), followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, Logansport Financial Corp. (the "Corporation"), and the issuance of common shares of the Corporation to subscribing members of the Savings Bank. The conversion to the stock form of ownership was completed in June 1995, culminating in the Corporation's issuance of 1,322,500 common shares. Condensed financial statements of the Corporation are presented in Note O. Future references are made to either the Corporation or the Savings Bank as applicable.

The Corporation is a savings and loan holding company whose activities are primarily limited to holding the common stock of the Savings Bank. The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.   Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Savings Bank. All significant intercompany balances and transactions have been eliminated.

2.   Investment and Mortgage-backed Securities

The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses charged to operations or shareholders' equity, respectively.

At December 31, 1997 and 1996, the Corporation's shareholders' equity accounts reflected a net unrealized gain and a net unrealized loss on available for sale securities of $60,000 and $157,000, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.   Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

4.  Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.  Allowance for Losses on Loans

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

5.  Allowance for Losses on Loans (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At December 31, 1997 and 1996, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

6.  Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7.  Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

8.  Investment in Real Estate Partnership

During 1997, the Corporation invested $1.5 million in a real estate partnership which will construct and manage residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership. This affordable housing project is expected to generate significant tax credits for the Savings Bank in future years.

9.  Income Taxes

The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

9.  Income Taxes (continued)

amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from the different methods of accounting for certain retirement plans, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

10.  Benefit Plans

Employees of the Savings Bank are covered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"), which is a defined benefit pension plan to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

The Fund had previously advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. During 1993, the Savings Bank acquired additional benefits for all qualified employees covered by the Fund which were paid for by reducing the overfunded amount. Due to a continuation of the funds overfunded status, no contributions were made to the pension plan during the years ended December 31, 1997 and 1996. Pension expense was $36,000 for the year ended December 31, 1995. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.1 million and $1.0 million at December 31, 1997 and 1996. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $99,000, $87,000 and $76,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 1997, 1996 or 1995.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

10.  Benefit Plans (continued)

In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"). The RRP may acquire up to 52,900 shares of the Corporation's common stock, an amount equal to 4.0% of the number of shares issued in the Conversion, for awards to management. Shares awarded to management under the RRP vest at a rate of 20% at the end of each full twelve months of service with the Bank after the date of grant. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. Amortization expense under the RRP totaled $123,000 and $92,000 for the years ended December 31, 1997 and 1996, respectively.

11.  Earnings Per Share and Cash Distributions Per Share

Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 1,259,162 and 1,316,372 for the years ended December 31, 1997 and 1996, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share, which gives effect to 32,384 and 8,600 incremental shares from assumed exercise of stock options, totaled 1,291,546 and 1,324,972 for the years ended December 31, 1997 and 1996, respectively. The provisions of SFAS No. 128, "Earnings Per Share," are not applicable for the year ended December 31, 1995, as the Corporation was not a stock company for the entire year. During 1996, the Corporation paid capital distributions of $3.32 with respect to its common stock and dividends of $.08 per share.

Effective December 31, 1997, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128. In accordance with the Statement, the 1996 earnings per share presentation has been revised to conform to SFAS No. 128.

12.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

13.  Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

13.  Fair Value of Financial Instruments (continued)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 1997 and 1996:

         Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

         Certificates  of  deposit:   The  carrying  amount   presented  in  the
         consolidated statements of financial condition is deemed to approximate fair value.

         Investment   and   mortgage-backed   securities:   For  investment  and
         mortgage-backed securities, fair value is deemed to equal the quoted market price.

         Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

         Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

         Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 1997 and 1996. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

         Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

         Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

         Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 1997 and 1996, the difference between the fair value and notional amount of loan commitments was not material.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

13.  Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:


                                                       1997                      1996
                                              Carrying       Fair       Carrying       Fair
                                                value        value        value        value
                                                               (In thousands)
Financial assets
   Cash and cash equivalents                 $  2,269     $  2,269      $  3,759     $  3,759
   Certificates of deposit                        100          100           100          100
   Investment securities                        5,750        5,750         7,629        7,629
   Mortgage-backed securities                   9,932        9,932         6,674        6,674
   Loans receivable                            63,635       66,286        56,802       57,310
   Federal Home Loan Bank stock                   494          494           387          387
                                              -------      -------       -------      -------
                                              $82,180      $84,831       $75,351      $75,859
                                              =======      =======       =======      =======

Financial liabilities
   Deposits                                   $60,595      $60,554       $57,396      $57,257
   Advances from Federal Home
     Loan Bank                                  6,500        6,499         2,000        1,998
   Notes payable                                1,525        1,525         1,400        1,400
   Due to broker                                  ---          ---           706          706
                                              -------      -------       -------      -------
                                              $68,620      $68,578       $61,502      $61,361
                                              =======      =======       =======      =======

14.  Advertising

Advertising costs are expensed when incurred.

15.  Reclassifications

Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of investment securities designated as available for sale at December 31, 1997 and 1996, are as follows:

                                                                         1997
                                                                Gross             Gross          Estimated
                                             Amortized       unrealized        unrealized          fair
                                               cost             gains            losses            value
                                                                     (In thousands)
U.S. Government agency obligations             $3,598            $    6             $153            $3,451
State and municipal obligations                 1,780                67               -              1,847
FHLMC stock                                         6               237               -                243
Corporate debt obligations                        200                 9               -                209
                                               ------              ----             ----            ------
   Total investment securities                 $5,584              $319             $153            $5,750
                                               ======              ====             ====            ======




                                                                         1996
                                                                Gross             Gross          Estimated
                                             Amortized       unrealized        unrealized          fair
                                               cost             gains            losses            value
                                                                     (In thousands)
U.S. Government agency obligations             $5,245            $    1             $366            $4,880
State and municipal obligations                 2,194                48               -              2,242
FHLMC stock                                         6               153               -                159
Corporate debt obligations                        350                -                 2               348
                                               ------              ----             ----            ------
   Total investment securities                 $7,795              $202             $368            $7,629
                                               ======              ====             ====            ======

The amortized cost and estimated fair value of investment securities by term to maturity at December 31, 1997, are shown below.

                                                                Estimated
                                          Amortized               fair
                                            cost                  value
                                                (In thousands)
Due in one year or less                    $   356               $   359
Due after one year through five years          475                   452
Due after five through ten years             4,437                 4,375
Due after ten years                            310                   321
                                            ------                ------
                                             5,578                 5,507
FHLMC stock                                      6                   243
                                            ------                ------
                                            $5,584                $5,750
                                            ======                ======

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 1997 and 1996.

                                                                         1997
                                                                Gross             Gross          Estimated
                                             Amortized       unrealized        unrealized          fair
                                               cost             gains            losses            value
                                                                     (In thousands)
Federal Home Loan Mortgage
   Corporation participation certificates     $   949              $  1            $  14           $   936
Government National Mortgage
   Association participation certificates       3,880                 5               51             3,834
Federal National Mortgage
   Association participation certificates       2,849                 6               16             2,839
Federal Housing Authority participation
   certificates                                   884                 6               -                890
Small Business Administration
   participation certificates                   1,298                 1                5             1,294
Other                                             138                 1               -                139
                                               ------               ---            -----            ------
   Total mortgage-backed securities            $9,998               $20            $  86            $9,932
                                               ======               ===            =====            ======

                                                                         1996
                                                                Gross             Gross          Estimated
                                             Amortized       unrealized        unrealized          fair
                                               cost             gains            losses            value
                                                                     (In thousands)
Federal Home Loan Mortgage
   Corporation participation certificates      $1,112            $    2            $  11            $1,103
Government National Mortgage
   Association participation certificates       1,758                -                47             1,711
Federal National Mortgage
   Association participation certificates       2,202                 5               32             2,175
Federal Housing Authority participation
   certificates                                   703                -                -                703
Small Business Administration
   participation certificates                     729                -                10               719

Other                                             264                 1                2               263
                                               ------               ---            -----            ------
   Total mortgage-backed securities            $6,768            $    8             $102            $6,674
                                               ======            ======             ====            ======

The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1997 and 1996, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

                                                       1997                                1996
                                                              Estimated                          Estimated
                                             Amortized          fair            Amortized          fair
                                               cost             value             cost             value
                                                                    (In thousands)
Due within one year                            $1,927            $1,915           $1,556            $1,539
Due after one year to three years               2,285             2,266            1,483             1,464
Due after three years to five years             1,349             1,337              816               803
Due after five years to ten years               1,825             1,806            1,331             1,307
Due after ten years                             2,612             2,608            1,582             1,561
                                               ------            ------           ------            ------
Total mortgage-backed securities               $9,998            $9,932           $6,768            $6,674
                                               ======            ======           ======            ======

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 is as follows:

                                                       1997                    1996
                                                                 (In thousands)
Residential real estate
   One- to four-family residential                     $46,419               $41,109
   Multi-family residential                              1,844                 2,370
   Construction                                          1,333                 1,016
Commercial                                               3,072                 2,701
Consumer and other                                      11,379                 9,864
                                                       -------               -------
                                                        64,047                57,060
Less:
   Undisbursed portion of loans in process                 167                    22
   Allowance for loan losses                               245                   236
                                                       -------               -------
                                                       $63,635               $56,802
                                                       =======               =======

The Savings Bank's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $49.6 million, or 77%, of the total loan portfolio at December 31, 1997, and $44.5 million, or 78% of the total portfolio at December 31, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. Related party loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Loans to officers and directors totaled approximately $431,000 and $492,000, at December 31, 1997 and 1996, respectively.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                                  1997      1996        1995
                                                       (In thousands)
Beginning balance                                 $236       $223        $206
Provision for loan losses                           26         12          20
Recoveries (charge-offs) of loans - net            (17)         1          (3)
                                                  ----       ----        ----
Ending balance                                    $245       $236        $223
                                                  ====       ====        ====

At December 31, 1997, the Savings Bank's allowance for loan losses was comprised entirely of a general loan loss allowance which is includible as a component of regulatory risk-based capital.

At December 31, 1997, 1996 and 1995, the Savings Bank had loans of $431,000, $406,000 and $311,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $24,000, $22,000 and $15,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment is comprised of the following at December 31:

                                                          1997        1996
                                                             (In thousands)
Land                                                      $203        $203
Buildings and improvements                                 460         443
Furniture and equipment                                    264         264
                                                          ----        ----
                                                           927         910
Less accumulated depreciation and amortization            (462)       (434)
                                                          ----        ----
                                                          $465        $476
                                                          ====        ====

The Corporation intends to commence with expansion of its main office facility in 1998. As of December 31, 1997, the Corporation has committed approximately $1.5 million to such expansion and renovation which is expected to be completed during fiscal 1999.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

Deposit type and weighted average
interest rate                                               1997               1996
                                                                (In thousands)
NOW accounts
   December 31, 1997 - 1.99%                              $  4,196
   December 31, 1996 - 2.14%                                                $  4,017
Passbook and club accounts
   December 31, 1997 - 3.00%                                 3,070
   December 31, 1996 - 3.00%                                                   3,119
Money market deposit accounts
   December 31, 1997 - 4.61%                                16,736
   December 31, 1996 - 4.59%                                                  15,646
Non-interest bearing accounts                                  862               631
                                                            ------            ------
    Total demand, transaction and passbook deposits         24,864            23,413

Certificates of deposit
Original maturities of:
Less than 12 months
   December 31, 1997 - 5.01%                                 3,903
   December 31, 1996 - 5.07%                                                   4,883
12 months to 18 months
   December 31, 1997 - 5.42%                                 6,770
   December 31, 1996 - 5.31%                                                   5,906
24 months to 30 months
   December 31, 1997 - 5.65%                                16,812
   December 31, 1996 - 5.53%                                                  14,790
More than 30 months
   December 31, 1997 - 5.53%                                 3,552
   December 31, 1996 - 5.55%                                                   3,757
Individual retirement accounts
   December 31, 1997 - 5.63%                                 4,694
   December 31, 1996 - 5.61%                                                   4,647
                                                           -------           -------
Total certificates of deposit                               35,731            33,983
                                                           -------           -------
Total deposits                                             $60,595           $57,396
                                                           =======           =======


At December 31, 1997 and 1996, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $3.8 million and $4.4 million, respectively.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                   1997              1996              1995
                                                               (In thousands)
Passbook and money market deposit accounts        $   837           $   763          $   715
NOW accounts                                           87               106              104
Certificates of deposit                             1,940             1,744            1,617
                                                   ------            ------           ------
                                                   $2,864            $2,613           $2,436
                                                   ======            ======           ======

Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                    1997              1996
                                                         (In thousands)
Less than one year                                 $22,523          $19,939
One to three years                                  11,989           12,789
Over three years                                     1,219            1,255
                                                   -------          -------
                                                   $35,731          $33,983
                                                   =======          =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 1997 by a blanket pledge of residential mortgage loans, and the Savings Bank's investment in certain U.S. Government agency securities and mortgage-backed securities totaling $13.3 million, are summarized as follows:

                      Maturing year            December 31,
Interest rate      ending December 31,     1997             1996
                                              (In thousands)
5.38%                       1997          $   -             $2,000
5.70% - 5.89%               1998           4,000                -
5.65% - 6.09%               1999           2,500                -
                                          ------            ------
                                          $6,500            $2,000
                                          ======            ======
Weighted-average interest rate             5.79%              5.38%
                                          ======            ======

NOTE H - NOTES PAYABLE

At December 31, 1997, notes payable consists of construction borrowings secured by the Savings Bank's investment in a real estate partnership. The Savings Bank pays only interest until completion of the project at which time repayment terms will convert to a ten year amortization. At December 31, 1997, the interest rate on the variable rate borrowing was 4.35%.

At December 31, 1996, notes payable consisted of short-term borrowings secured by 100% of the Bank's common stock, with interest at the prime rate, from a commercial bank. The note was repaid in January 1997.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE I - INCOME TAXES

The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                                  1997              1996              1995
                                                                               (In thousands)
Federal income taxes computed at the statutory rate                $666             $483              $488
Increase (decrease) in taxes resulting from:
  Tax exempt interest                                               (34)             (37)              (35)
  Increase in cash surrender value of life insurance                (15)             (12)               (9)
  State income taxes                                                112               79                82
  Other                                                              (1)              (6)               -
                                                                   ----             ----              ----
Income tax provision per consolidated
  financial statements                                             $728             $507              $526
                                                                   ====             ====              ====


The composition of the Corporation's net deferred tax asset at December 31 is as follows:

Taxes (payable) refundable on temporary                               1997                     1996
differences at statutory rate:                                              (In thousands)
Deferred tax assets:
   Other than temporary declines in investment securities             $  23                   $  33
   Retirement expense                                                   132                     101
   General loan loss allowance                                          104                     100
   Unrealized losses on securities designated as available for sale      -                      103
   Stock benefit plan expense                                            83                      72
   Other                                                                  7                       7
                                                                       ----                    ----
     Total deferred tax assets                                          349                     416

Deferred tax liabilities:
   State income taxes                                                   (23)                    (21)
   Percentage of earnings bad debt deduction                            (74)                    (74)
   Unrealized gains on securities designated as available for sale      (40)                     -
   Book vs. tax depreciation                                             (9)                     (9)
                                                                       ----                    ----
     Total deferred tax liabilities                                    (146)                   (104)
                                                                       ----                    ----
     Net deferred tax asset                                            $203                    $312
                                                                       ====                    ====

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE I - INCOME TAXES (continued)

The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 1997. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 1997. See Note L for additional information regarding future percentage of earnings bad debt deductions.

NOTE J - COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 1997, the Savings Bank had outstanding commitments of approximately $1.5 million to originate loans. Additionally, the Savings Bank had unused lines of credit totaling $560,000 at December 31, 1997. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1997, and will be funded from normal cash flow from operations. Finally, the Savings Bank had a commitment under a standby letter of credit totaling $759,000 at December 31, 1997. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE K - REGULATORY CAPITAL

The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Savings Bank's present excess regulatory capital position as a result of this proposed change to the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

As of December 31, 1997 and 1996, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

1997:                                                                                  To be "well-
                                                                                   capitalized" under
                                                          For capital               prompt corrective
                             Actual                    adequacy purposes            action provisions
                      ---------------------       ---------------------------    ------------------------
                      Amount         Ratio           Amount          Ratio          Amount        Ratio
                       (Dollars in thousands)
Tangible capital       $16,412      19.1%         (1) $1,289      (1) 1.5%       (1) $4,297      (1) 5.0%
Core capital           $16,412      19.1%         (1) $2,578      (1) 3.0%       (1) $5,156      (1) 6.0%
Risk-based capital     $16,657      35.2%         (1) $3,781      (1) 8.0%       (1) $4,726     (1) 10.0%

1996:                                                                                 To be "well-
                                                                                   capitalized" under
                                                          For capital               prompt corrective
                             Actual                    adequacy purposes            action provisions
                      ---------------------       ---------------------------    ------------------------
                      Amount         Ratio           Amount          Ratio          Amount        Ratio
                                                      (Dollars in thousands)
Tangible capital       $17,018      21.9%         (1) $1,166      (1) 1.5%       (1) $3,886      (1) 5.0%
Core capital           $17,018      21.9%         (1) $2,332      (1) 3.0%       (1) $4,664      (1) 6.0%
Risk-based capital     $17,254      41.1%         (1) $3,356      (1) 8.0%       (1) $4,195     (1) 10.0%
---------
(1) Equal to or greater than sign omitted for EDGAR.

At December 31, 1997 and 1996, the Savings Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10.0%, and core capital of 5.0%. The Savings Bank's regulatory capital exceeded the minimum required amounts for classification as a "well-capitalized" institution at December 31, 1997 by $11.9 million and $12.1 million, respectively.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE K - REGULATORY CAPITAL (continued)

Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of (i) up to 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital to assets ratio exceeded its fully phased-in capital to assets ratio at the beginning of the year (ii) or 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Savings Bank had the ability to pay dividends of approximately $6.9 million to the Corporation at December 31, 1997.

NOTE L - LEGISLATIVE DEVELOPMENTS

The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the SAIF. The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund had been used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

On September 30, 1996, the President enacted legislation to recapitalize the SAIF which provided for a special assessment of $.657 per $100 of deposits held at March 31, 1995. The Savings Bank had $50.9 million in SAIF deposits at March 31, 1995, resulting in an assessment of approximately $335,000, or $221,000 after-tax, which was recorded as a charge in 1996.

The legislation also provided for a reduction of future annual deposit insurance premiums from $.235 per $100 of SAIF deposits to $.064 per $100 of SAIF deposits beginning in 1997.

Congress is considering legislation to eliminate the federal savings and loan charter and the separate federal regulation of savings and loan associations. Pursuant to such legislation, Congress may eliminate the OTS, and the Savings Bank may be regulated under federal law as a bank holding company. Such change in regulation would likely change the range of activities in which the Savings Bank may engage and would probably subject the Savings Bank to more regulation by the FDIC. In addition, the Corporation might become subject to a different form of holding company regulation, which may limit the activities in which the Corporation may engage, and subject the Corporation to other additional regulatory requirements, including separate capital requirements. At this time, the Corporation cannot predict when or whether Congress may actually pass legislation regarding the Corporation's or the Savings Bank's regulatory requirements. Although such legislation may change the activities in which either the Corporation and the Savings Bank may engage, it is not anticipated that the current activities of both the Corporation and the Savings Bank will be materially affected by those activity limits.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE L - LEGISLATIVE DEVELOPMENTS (continued)

Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deduction. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six year period.

NOTE M - STOCK OPTION PLAN

During fiscal 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 shares of authorized, but unissued shares of common stock at the fair market value at the date of grant. In April 1996, the Corporation granted options to purchase 108,691 shares at an exercise price of $12.50 per share. As a result of the return of capital distribution of $3.00 per share during fiscal 1996, the number of shares awarded and exercise price were adjusted to ensure equivalent economic consequences to option holders following the distribution.

In accordance with SFAS No. 123, the Corporation continues to apply Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   1997              1996
Net earnings                  As reported         $1,232             $913
                                                  ======             ====
                               Pro-forma          $1,232             $883
                                                  ======             ====
Basic earnings per share      As reported         $  .98             $.69
                                                  ======             ====
                               Pro-forma          $  .98             $.67
                                                  ======             ====
Diluted earnings per share    As reported         $  .95             $.69
                                                  ======             ====
                               Pro-forma          $  .95             $.67
                                                  ======             ====

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1996; dividend yield of 3.67% and expected volatility of 11.5%; risk-free interest rate of 6.5% and expected lives of seven years.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE M - STOCK OPTION PLAN (continued)

A summary of the status of the Corporation's fixed stock option plans as of December 31, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                         1997                               1996
                                                                   Weighted-                          Weighted-
                                                                    average                            average
                                                                   exercise                           exercise
                                                Shares               price           Shares             price
Outstanding at beginning of year                   129,340         $  10.53                -            $     -
Granted                                                 -          $     -            108,691           $ 12.50
Adjustment for return of capital distribution           -          $     -             20,649           $ (1.97)
Exercised                                            4,545         $  10.53                -            $     -
Forfeited                                               -          $     -                 -            $     -
                                                   -------         --------           -------           -------
Outstanding at end of year                         124,795         $  10.53           129,340           $ 10.53
                                                   =======         ========           =======           =======

Options exercisable at year-end                     21,323         $  10.53                -            $     -
                                                   =======         ========           =======           =======
Weighted-average fair value of
  options granted during the year                                    N/A                                $  1.81
                                                                   ========                             =======
The following information applies to options outstanding at December 31, 1997:
Number outstanding                                                                                      124,795
Exercise price                                                                                           $10.53
Weighted-average exercise price                                                                          $10.53
Weighted-average remaining contractual life                                                          8.25 years


NOTE N - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

In October 1994, the Savings Bank's Board of Directors adopted a Plan of Conversion whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Logansport Financial Corp.

In June 1995, the Savings Bank completed its conversion to the stock form of ownership, and issued all of the Association's outstanding common shares to the Corporation.

In connection with the conversion, the Corporation sold 1,322,500 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $555,000 resulted in net equity proceeds of approximately $12.7 million.

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE N -   CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM    (continued)

At the date of the conversion, the Savings Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings. The Savings Bank may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

NOTE O - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 1997 and 1996, and the results of its operations and cash flows for the periods ended December 31, 1997, 1996 and 1995.

                           Logansport Financial Corp.
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)

ASSETS                                                          1997                  1996
Cash and cash equivalents                                     $     160            $       89
Investment in subsidiary                                         16,471                16,861
Prepaid expenses and other                                            5                     5
                                                                -------               -------
     Total assets                                               $16,636               $16,955
                                                                =======               =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Borrowings                                                     $     -               $  1,400
Other liabilities                                                    94                   128
                                                                -------               -------
     Total liabilities                                               94                 1,528

Shareholders' equity
   Common stock                                                   7,566                 7,518
   Retained earnings                                              9,316                 8,588
   Shares acquired by stock benefit plan                           (400)                 (522)
   Unrealized gains (losses) on securities designated
     as available for sale, net                                      60                  (157)
     Total shareholders' equity                                  16,542                15,427
                                                                -------               -------
     Total liabilities and shareholders' equity                 $16,636               $16,955
                                                                =======               =======

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE O - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.
         (continued)

                           Logansport Financial Corp.
                             STATEMENTS OF EARNINGS
                            Period ended December 31,
                                 (In thousands)

                                                1997             1996             1995
Revenue
  Interest income                            $     12           $   174             $120
  Equity in earnings of subsidiary              1,270               869              852
                                               ------           -------             ----
                                                1,282             1,043              972

Interest expense                                    5                -                -

General and administrative expenses                70               100               28
                                               ------           -------             ----
     Earnings before income taxes               1,207               943              944

Income taxes (credits)                            (25)               30               36
                                               ------           -------             ----
     NET EARNINGS                              $1,232           $   913             $908
                                               ======           =======             ====

                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE O - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.
         (continued)

                           Logansport Financial Corp.
                            STATEMENTS OF CASH FLOWS
                            Period ended December 31,
                                 (In thousands)

                                                                 1997             1996              1995
Cash flows provided by (used in) operating activities:
     Net earnings for the period                                 $1,232          $   913         $     908
     Adjustments to reconcile net earnings to net cash
       provided by (used in) operating activities:
     (Undistributed earnings of ) excess distributions from
       consolidated subsidiary                                      730             (869)             (852)
     Increases (decreases) in cash due to changes in:
       Other liabilities                                            (34)               -                 -
       Other                                                         (1)               3                 -
                                                                -------         --------         ---------
       Cash provided by operating activities                      1,927               47                56
Cash flows provided by (used in) investing activities:
     Purchase of securities available for sale                       -            (1,638)           (2,431)
     Maturities of investment securities available for sale          -             2,245               246
     Proceeds from sale of securities designated as available
       for sale                                                      -             1,824                -
     Purchase of securities held to maturity                         -                -               (253)
     Investment in subsidiary                                        -                -             (8,687)
     Loan disbursements                                              -                -               (878)
     Loan repayments                                                 -               878                -
                                                                -------         --------         ---------
       Net cash provided by (used in) investment activities          -             3,309           (12,003)
Cash flows provided by (used in) financing activities:
     Proceeds from issuance of common stock                          48               -             12,670
     Proceeds from note payable                                     100            1,400                -
     Return of capital distribution                                  -            (3,930)               -
     Repayment of note payable                                   (1,500)              -                 -
     Dividends on common stock                                     (504)            (529)             (132)
     Purchase of shares                                              -              (799)               -
                                                                -------         --------         ---------
       Net cash provided by (used in) financing activities       (1,856)          (3,858)           12,538
                                                                -------         --------         ---------
Net increase (decrease) in cash and cash equivalents                 71             (502)              591
Cash and cash equivalents at beginning of period                     89              591                -
                                                                -------         --------         ---------
Cash and cash equivalents at end of period                      $   160         $     89         $     591
                                                                =======         ========         =========


                           LOGANSPORT FINANCIAL CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                        December 31, 1997, 1996 and 1995

NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 1997 and 1996. Certain amounts, as previously reported, have been reclassified to conform to the 1997 presentation.

                                                                    Three Months Ended
                                              March 31,        June 30,       September 30,       December 31,
1997:                                                      (In thousands, except per share data)
Total interest income                          $1,452            $1,504           $1,570            $1,620
Total interest expense                            729               761              804               821
                                               ------            ------           ------            ------
Net interest income                               723               743              766               799
Provision for losses on loans                       3                 5                9                 9
Other income                                        4                41               19                38
General, administrative and other expense         282               286              292               287
                                               ------            ------           ------            ------
Earnings before income taxes                      442               493              484               541
Income taxes                                      159               179              176               214
                                               ------            ------           ------            ------
Net earnings                                   $  283            $  314           $  308            $  327
                                               ======            ======           ======            ======

Basic earnings per share                       $  .22            $  .24           $  .23            $  .29
                                               ======            ======           ======            ======


                                                                    Three Months Ended
                                              March 31,        June 30,       September 30,       December 31,
1996:                                                      (In thousands, except per share data)
Total interest income                          $1,339            $1,403           $1,453            $1,458
Total interest expense                            641               653              684               741
                                               ------            ------           ------            ------
Net interest income                               698               750              769               717
Provision for losses on loans                       3                 3                3                 3
Other income                                       36                41               (2)               29
General, administrative and other expense         297               335              658               316
                                               ------            ------           ------            ------
Earnings before income taxes                      434               453              106               427
Income taxes                                      160               170               25               152
                                               ------            ------           ------            ------
Net earnings                                   $  274            $  283          $    81            $  275
                                               ======            ======           ======            ======

Basic earnings per share                       $  .21            $  .21          $   .06            $  .21
                                               ======            ======           ======            ======

                             DIRECTORS AND OFFICERS
Directors

     Norbert E. Adrian (age 68) retired as the General Manager of Rockwell International ("Rockwell") in 1984 after 12 years of service. Rockwell is located in Logansport, Indiana, and manufactures custom automotive parts. Prior to his employment with Rockwell, Mr. Adrian was employed by the accounting firm of Bailey, Cord and Williams.

     Donald G. Pollitt (age 70) is the former Business and Promotion Manager of the Logansport Pharos-Tribune and a former President of the Rolling Hills Golf Course in Logansport, Indiana.

     Susanne S. Ridlen (age 58) has served as an adjunct faculty member of Indiana University Kokomo ("IUK") since 1969. Ms. Ridlen also currently serves as a member of the Boards of Directors of the Logansport Art Association and the Cass County Children's Home in Logansport, Indiana.

     William Tincher, Jr. (age 58) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 50) has served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. ("Morris") since 1988. Morris is located in Logansport, Indiana, and manufactures lead wire assemblies and wiring harnesses and stampings. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal House retirement home in Logansport, Indiana.

     Thomas G. Williams (age 65) has served as President of Logansport Savings Bank, FSB since 1971.

     Charles J. Evans (age 52) has served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

         LOGANSPORT FINANCIAL CORP.           LOGANSPORT SAVINGS BANK, FSB

         Officers                             Officers

         THOMAS G. WILLIAMS                   THOMAS G. WILLIAMS
         President and Chief                  President
         Executive Officer

         CHARLES J. EVANS                     CHARLES J. EVANS
         Vice President                       Vice President

         DOTTYE ROBESON                       DIANNE HOFFMAN
         Secretary/Treasurer                  Secretary/Treasurer

                                              DOTTYE ROBESON
                                              Chief Financial Officer

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                       [LOGO] LOGANSPORT SAVINGS BANK FSB
                             "Bank on our Strength"

                  725 EAST BROADWAY, LOGANSPORT, INDIANA 46947
                  PHONE 219.722.3855          FAX 219.722.3857